UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No: 4)

GTSI Corp.

(Name of Subject Company)

GTSI Corp.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

36238K103

(CUSIP Number of Class of Securities)

Sterling Phillips

Chief Executive Officer

GTSI Corp.

2553 Dulles View Drive, #100

Herndon, Virginia 20171-5219

(703) 502-2000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jonathan F. Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703) 720-8600	Laurie L. Green, Esq. Holland & Knight LLP 515 East Las Olas Boulevard, Suite 1200 Fort Lauderdale FL 33301 (954) 525-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by GTSI Corp., a Delaware corporation (the “Company”), on May 18, 2012, as amended on May 30, 2012 and June 11, 2012. The Statement relates to a tender offer by UNICOM SUB ONE, INC., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated May 18, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the Company at a purchase price of $7.75 per share (such price, or any per share price paid in the Offer, the “Per Share Amount”), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information

Item 8, “Additional Information-(ix) Litigation,” is hereby amended and supplemented by adding the following paragraph at the end of page 53 of the Statement:

“On June 11, 2012, a class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Michael J. Kulikowski v. GTSI Corp. et al., Case No. 7613-, by purported stockholders of the Company, in connection with the Offer and the Merger. The complaint names as defendants the Company, each member of the GTSI Board (the “Individual Defendants”), Purchaser and Parent. The suit alleges that the Individual Defendants breached their fiduciary duties to the Company’s stockholders in connection with the proposed sale of the Company by failing to maximize the value of the Company, failed to make adequate disclosures and that Purchaser, Parent and the Company aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the 30-day “go-shop” period is inadequate and the proposed transaction undervalues the Company. The complaint seeks to declare the suit to be a class action and certifying plaintiff as a class representative and his counsel as class counsel, injunctive relief, rescissory and compensatory damages, reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts and other equitable relief as the Court of Chancery may deem just and proper.

The Company and its directors believe that the claims made in the complaint are without merit, and intend to defend them vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2012	/s/ Sterling E. Phillips, Jr.
Sterling E. Phillips Jr.
Chief Executive Officer

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